                                                               EXHIBIT (a)(1)(I)

            SUPPLEMENT TO THE OFFER TO PURCHASE DATED MARCH 23, 2004

                             MSC ACQUISITION CORP.,
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

                           JONES APPAREL GROUP, INC.

           HAS INCREASED THE PRICE OF ITS OFFER TO PURCHASE FOR CASH
                 ALL OUTSTANDING SHARES OF CLASS A COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                       OF

                           MAXWELL SHOE COMPANY INC.
                                       TO

                              $22.50 NET PER SHARE
                             ---------------------

           THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
  NEW YORK CITY TIME, ON MONDAY, JUNE 21, 2004, UNLESS THE OFFER IS EXTENDED.
                             ---------------------

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE OF THE OFFER A NUMBER OF SHARES OF CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE, TOGETHER WITH THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS (TOGETHER, THE "SHARES"), OF MAXWELL SHOE COMPANY INC. ("MAXWELL") THAT, TOGETHER WITH THE SHARES THEN OWNED BY JONES APPAREL GROUP, INC. ("JONES") AND ITS SUBSIDIARIES (INCLUDING, WITHOUT LIMITATION, MSC ACQUISITION CORP. ("PURCHASER")), WOULD REPRESENT AT LEAST A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS, (2) MAXWELL'S BOARD OF DIRECTORS REDEEMING THE PREFERRED STOCK PURCHASE RIGHTS OR PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE PREFERRED STOCK PURCHASE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED SECOND-STEP MERGER DESCRIBED HEREIN AND (3) PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW WILL BE INAPPLICABLE TO THE PROPOSED SECOND-STEP MERGER OR ANY OTHER BUSINESS COMBINATION INVOLVING JONES OR ANY OF ITS SUBSIDIARIES (INCLUDING, WITHOUT LIMITATION, PURCHASER) AND MAXWELL. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THE OFFER TO PURCHASE.
                             ---------------------

JONES AND PURCHASER ARE SEEKING TO DISCUSS WITH MAXWELL THE ACQUISITION OF MAXWELL BY PURCHASER. JONES AND PURCHASER RESERVE THE RIGHT TO AMEND THE OFFER (INCLUDING, WITHOUT LIMITATION, AMENDING THE NUMBER OF SHARES TO BE PURCHASED AND THE OFFER PRICE) UPON ENTERING INTO A MERGER AGREEMENT WITH MAXWELL, OR TO NEGOTIATE A MERGER AGREEMENT WITH MAXWELL NOT INVOLVING A TENDER OFFER PURSUANT TO WHICH PURCHASER WOULD TERMINATE THE OFFER AND THE SHARES WOULD, UPON CONSUMMATION OF SUCH MERGER, BE CONVERTED INTO THE CONSIDERATION NEGOTIATED BY JONES, PURCHASER AND MAXWELL.
                             ---------------------

                                   IMPORTANT

Any stockholder desiring to tender all or any portion of such stockholder's Shares (and preferred stock purchase rights, if applicable) should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile), or, in the case of a transfer effected pursuant to the book-entry transfer procedures set forth in "THE OFFER -- Section 3" of the Offer to Purchase, transmit an Agent's Message (as defined in "THE OFFER -- Section 2" of the Offer to Purchase), and any other required documents to the Depositary and either deliver the certificates for such Shares and, if separate, the certificate(s) representing the preferred stock purchase rights to the Depositary along with the Letter of Transmittal (or such facsimile) or deliver such Shares (and preferred stock purchase rights, if applicable) pursuant to the book-entry transfer procedures set forth in "THE OFFER -- Section 3" of the Offer to Purchase, or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder whose Shares and, if applicable, preferred stock purchase rights, are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares and, if applicable, preferred stock purchase rights.

Stockholders who have already tendered Shares pursuant to the Offer and who have not withdrawn such Shares need not take any further action to receive the increased Offer Price of $22.50 per Share if Shares are accepted and paid for by Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized.

If a Distribution Date (as defined in "THE OFFER -- Section 11" of the Offer to Purchase) occurs, stockholders will be required to tender one preferred stock purchase right for each Share tendered in order to effect a valid tender of such Share. A stockholder who desires to tender such stockholder's Shares (and preferred stock purchase rights, if applicable) and whose certificates representing such Shares (and preferred stock purchase rights, if applicable) are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis or who cannot cause all required documents to reach the Depositary prior to the Expiration Date (as defined in "THE
OFFER -- Section 1" of the Offer to Purchase) may tender such Shares (and preferred stock purchase rights, if applicable) by following the procedures for guaranteed delivery set forth in "THE OFFER -- Section 3" of the Offer to Purchase.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Additional copies of this Offer to Purchase, this Supplement, the revised (grey) Letter of Transmittal, the revised (yellow) Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or the Dealer Manager.
                             ---------------------

                      The Dealer Manager for the Offer is:

                            BEAR, STEARNS & CO. INC.
May 26, 2004

                               TABLE OF CONTENTS

INTRODUCTION................................................    1
THE OFFER...................................................    3
  1. Amended Terms of the Offer; Expiration Date............    3
  2. Price Range of the Shares..............................    3
  3. Background of the Offer; Contacts with Maxwell since
     March 23, 2004.........................................    3
  4. Purpose of the Offer and the Proposed Merger...........    8
  5. Source and Amount of Funds.............................    8
  6. Certain Conditions to the Offer........................    9
  7. Certain Legal Matters Since March 23, 2004.............    9
  8. Miscellaneous..........................................   10

                                  INTRODUCTION

To: All Holders of Shares of Class A Common Stock of Maxwell Shoe Company Inc.

     The following information amends and supplements the Offer to Purchase dated March 23, 2004 (as amended and supplemented by the Schedule TO to which the Offer to Purchase is an exhibit, the "Offer to Purchase") of MSC Acquisition Corp., a New York corporation ("Purchaser") and an indirect wholly owned subsidiary of Jones Apparel Group, Inc., a Pennsylvania corporation ("Jones"). Pursuant to this Supplement, Purchaser is now offering to purchase (1) all issued and outstanding shares of Class A Common Stock, par value $.01 per share (the "Shares"), of Maxwell Shoe Company Inc., a Delaware corporation ("Maxwell"), and (2) unless and until validly redeemed by Maxwell's Board of Directors, the associated rights to purchase shares of Series A Junior Participating Preferred Stock of Maxwell (the "Rights") issued pursuant to the Rights Agreement, dated as of November 2, 1998 (as amended from time to time, the "Rights Agreement"), by and between Maxwell and EquiServe Trust Company, N.A., as Rights Agent, at a price of $22.50 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and the revised Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Unless the context otherwise requires, all references herein to the "Shares" shall be deemed to include the associated Rights, and all references herein to the "Rights" shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

     The purpose of the Offer is to enable Jones to acquire control of, and ultimately the entire equity interest in, Maxwell. The Offer, as the first step in the acquisition of Maxwell, is intended to facilitate the acquisition of all issued and outstanding Shares. Purchaser currently intends, promptly following consummation of the Offer, to seek to have Maxwell consummate a second-step merger or similar business combination with Purchaser or another direct or indirect wholly owned subsidiary of Jones (the "Proposed Merger"), pursuant to which each then outstanding Share (other than Shares held by Jones or its subsidiaries (including, without limitation, Purchaser) and Shares owned by stockholders who perfect any available appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the highest price paid per Share pursuant to the Offer.

     Jones and Purchaser have commenced a solicitation of written consents from Maxwell stockholders (the "Consent Solicitation") for the following purposes:
(1) to remove each member of Maxwell's Board of Directors and any person (other than those elected by the Consent Solicitation) elected or appointed to Maxwell's Board of Directors by such directors to fill any vacancy on Maxwell's Board of Directors or any newly-created directorships, (2) to elect five nominees of Purchaser to serve as directors of Maxwell (or, if any such nominee is unable or unwilling to serve as a director of Maxwell, any other person designated as a nominee by the remaining nominee or nominees) (the "Purchaser Nominees") and (3) to repeal each provision of the Maxwell bylaws and amendments thereto, if any, adopted after March 30, 2004 and before the effectiveness of the proposals made pursuant to the Consent Solicitation. Subject to their fiduciary duties, the Purchaser Nominees are expected to support the Offer and the Proposed Merger. The grant of a consent with respect to the Consent Solicitation is not a condition to the tender of Shares into the Offer.

     Except as modified by this Supplement and any amendments to the Schedule TO, the terms and conditions set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase and the revised (grey) Letter of Transmittal. Unless the context requires otherwise, terms not defined herein have the meanings ascribed to them in the Offer to Purchase.

     The Offer is subject to the fulfillment of certain conditions, including the following: (1) the Minimum Tender Condition, (2) the Rights Condition and
(3) the Business Combination Condition, each of which is described in the Offer to Purchase. See "INTRODUCTION", "THE OFFER -- Section 1" and "THE
OFFER -- Section 14" of the Offer to Purchase and "THE OFFER -- Section 6" of this Supplement.

     According to Amendment No. 3 to Maxwell's Schedule 14D-9 filed with the SEC on April 12, 2004, as of April 12, 2004, there were 14,861,431 Shares issued and outstanding and there were issued and outstanding options to purchase 1,757,527 Shares. Based on Purchaser's examination of Maxwell's publicly filed documents, as of April 12, 2004, there were no other options or any warrants outstanding or rights exercisable for, or convertible into, Shares. Based on the foregoing and assuming no Shares have been issued since April 12, 2004 (other than Shares issued pursuant to the exercise of the stock options referred to above), and assuming no options, warrants or rights exercisable for, or securities convertible into, Shares have been issued since April 12, 2004, if 8,309,480 Shares were tendered and not withdrawn prior to the Expiration Date, the Minimum Tender Condition would be satisfied.

     CERTAIN OTHER CONDITIONS TO THE CONSUMMATION OF THE OFFER ARE DESCRIBED IN "THE OFFER -- SECTION 14" OF THE OFFER TO PURCHASE AND IN "THE OFFER -- SECTION 6" OF THIS SUPPLEMENT. PURCHASER RESERVES THE RIGHT (SUBJECT TO THE APPLICABLE RULES AND REGULATIONS OF THE SEC) TO AMEND OR WAIVE ANY ONE OR MORE OF THE TERMS AND CONDITIONS OF THE OFFER, INCLUDING, WITHOUT LIMITATION, THE MINIMUM TENDER CONDITION, THE RIGHTS CONDITION AND THE BUSINESS COMBINATION CONDITION. SEE "THE OFFER -- SECTION 1" AND "THE OFFER -- SECTION 14" OF THE OFFER TO PURCHASE AND "THE OFFER -- SECTION 6" OF THIS SUPPLEMENT.

     THE OFFER IS NOT CONDITIONED UPON EITHER JONES OR PURCHASER OBTAINING FINANCING.

     PROCEDURES FOR TENDERING ARE SET FORTH IN "THE OFFER -- SECTION 3" OF THE OFFER TO PURCHASE. TENDERING STOCKHOLDERS MAY USE EITHER THE ORIGINAL (BLUE) LETTER OF TRANSMITTAL AND THE ORIGINAL (GREEN) NOTICE OF GUARANTEED DELIVERY PREVIOUSLY DISTRIBUTED WITH THE OFFER TO PURCHASE OR THE REVISED (GREY) LETTER OF TRANSMITTAL AND THE REVISED (YELLOW) NOTICE OF GUARANTEED DELIVERY DISTRIBUTED WITH THIS SUPPLEMENT.

     STOCKHOLDERS WHO HAVE ALREADY TENDERED SHARES PURSUANT TO THE OFFER USING THE PREVIOUSLY DISTRIBUTED LETTER OF TRANSMITTAL OR NOTICE OF GUARANTEED DELIVERY AND WHO HAVE NOT WITHDRAWN SUCH SHARES NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO RECEIVE THE INCREASED OFFER PRICE OF $22.50 PER SHARE IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY PURCHASER PURSUANT TO THE OFFER, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED.

     THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                   THE OFFER

1.  AMENDED TERMS OF THE OFFER; EXPIRATION DATE.

     The discussion set forth in "THE OFFER -- Section 1" of the Offer to Purchase is hereby amended and supplemented as follows:

     The price per Share to be paid pursuant to the Offer has been increased from $20.00 per Share to $22.50 per Share, net to the seller in cash, without interest. All stockholders whose Shares are validly tendered and not withdrawn and accepted for payment pursuant to the Offer (including Shares tendered prior to the date of this Supplement) will receive the increased price. The Expiration Date has previously been extended until 5:00 p.m., New York City time, on Monday, June 21, 2004, unless and until Purchaser, in its sole discretion, extends the period of time for which the Offer is open, in which event the term "Expiration Date" means the time and date at which the Offer, as so extended by Purchaser, will expire.

     This Supplement, the revised (grey) Letter of Transmittal and all other relevant materials will be mailed by Purchaser to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Maxwell's stockholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2.  PRICE RANGE OF THE SHARES.

     The discussion set forth in "THE OFFER -- Section 6" of the Offer to Purchase is hereby amended and supplemented as follows:

     The following table sets forth, for the periods indicated, the last reported high and low sales prices for the Shares on NASDAQ as reported by SunGard PowerData(TM) (Tradeline(R)) for Maxwell's second fiscal quarter ended April 30, 2004 and Maxwell's third fiscal quarter through May 25, 2004.

                                                               LOW      HIGH
                                                              ------   ------
Fiscal Quarter Ended
  April 30, 2004............................................  $16.70   $22.61
  July 31, 2004 (through May 25, 2004)......................   22.00    22.70

     On May 25, 2004, the last full trading day prior to the announcement of the increase in the Offer Price, the last reported sales price of a Share on NASDAQ was $22.08. The increased offer price represents a premium of approximately 22% to the last reported sales price of a Share on the NASDAQ on February 24, 2004, which was the last trading day prior to Jones's first public announcement that it was seeking to enter into a business combination with Maxwell.

     Stockholders are urged to obtain a current market quotation for the Shares.

3.  BACKGROUND OF THE OFFER; CONTACTS WITH MAXWELL SINCE MARCH 23, 2004.

     The discussion set forth in "THE OFFER -- Section 10" of the Offer to Purchase is hereby amended and supplemented as follows:

     On March 29, 2004, Maxwell disclosed that Maxwell's Board of Directors had recommended that Maxwell stockholders reject the Offer.

     On April 6, 2004, Jones was advised by the FTC that early termination had been granted for the waiting period under the HSR Act with respect to the Offer and the Proposed Merger.

     On April 19, 2004, Purchaser extended the Offer until 5:00 p.m., New York City time, on Monday, May 17, 2004.

     On April 21, 2004, Jones and Purchaser filed a definitive consent solicitation statement with the SEC in connection with the solicitation of written consents from Maxwell stockholders with respect to, among other things, removing each member of Maxwell's Board of Directors and electing the Purchaser Nominees. The deadline for submitting consents pursuant to the consent solicitation is June 20, 2004.

     On May 17, 2004, Purchaser extended the Offer until 5:00 p.m., New York City time, on Monday, June 21, 2004.

     On May 19, 2004, Maxwell issued the following press release and Mr. Cocozza delivered the accompanying letter to Mr. Boneparth:

          FOR IMMEDIATE RELEASE
        MAXWELL SHOE COMPANY SENDS LETTER TO JONES APPAREL GROUP

        HYDE PARK, Mass. -- May 19, 2004 -- Maxwell Shoe Company Inc.'s (NASDAQ:
        MAXS) Chairman and Chief Executive Officer, Mark Cocozza, today sent the following letter to Peter Boneparth, President and Chief Executive Officer of Jones Apparel Group, Inc. (NYSE: JNY):

        May 19, 2004

        Mr. Peter Boneparth
        President and Chief Executive Officer
        Jones Apparel Group, Inc.
        250 Rittenhouse Circle
        Bristol, Pennsylvania 19007

        Dear Peter:

        Since you first publicly disclosed your interest in acquiring Maxwell Shoe Company for $20.00 per share on February 25, 2004, the reaction from our Board of Directors and our stockholders has been virtually unanimous and unequivocal -- both believe Jones's offer is significantly inadequate.

        As you undoubtedly know, since you began this process, we have achieved our 18th consecutive quarter of meeting or beating expectations, and we have increased fiscal 2004 guidance for both sales and earnings. We are aggressively pursuing our business plan, and our record backlog and the strong demand across Maxwell Shoe Company's entire portfolio give us confidence that we can on our own create value materially in excess of Jones's offer.

        While Jones has failed to recognize the value of Maxwell Shoe Company and the significant growth opportunities that lie ahead, our stockholders have not. In fact, with less than 2% of the outstanding shares tendered at the initial tender expiration date and less than 1% of the outstanding shares tendered at the second tender expiration date, our stockholders have twice indicated that they believe Jones is trying to acquire our Company for less than full value. Still, you have extended your $20.00 per share offer yet again, and in doing so, apparently have chosen to ignore both our Board and our stockholders.

        As we've said from the start, this is all about stockholder value, and we simply will not let you deprive our stockholders of the value they deserve. If Jones is not willing to recognize the full value of our Company, then for the benefit of both our stockholders and yours, it's time for Jones to move on to other more realistic opportunities.

        Sincerely,

        /s/ MARK COCOZZA

        Mark Cocozza
        Chairman and Chief Executive Officer

          IMPORTANT ADDITIONAL INFORMATION

        Maxwell Shoe Company Inc. ("Maxwell Shoe Company") filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") with the Securities and Exchange Commission ("SEC") on March 29, 2004, regarding Jones Apparel Group Inc.'s and MSC Acquisition Corp.'s (together, "Jones") unsolicited tender offer for all the outstanding shares of Class A Common Stock of Maxwell Shoe Company at $20.00 per share, net to the seller in cash, without interest (the "Offer"). Maxwell Shoe Company stockholders should read the Schedule 14D-9 (including any amendments or supplements thereto) because these documents contain important information relating to the Offer and the related consent solicitation.

        On April 21, 2004, Jones filed a definitive consent solicitation statement with the SEC relating to Jones's proposed solicitation of consents of Maxwell Shoe Company stockholders to, among other things, remove all of Maxwell Shoe Company's current directors and replace them with Jones's nominees. In response, on April 23, 2004, Maxwell Shoe Company filed a definitive consent revocation statement on Form DEFC14A (the "Definitive Consent Revocation Statement") with the SEC to counter Jones's consent solicitation. Maxwell Shoe Company stockholders should read the Definitive Consent Revocation Statement (including any amendments or supplements thereto) because it contains additional information important to the stockholders' interests in the Offer and the related consent solicitation.

        The Schedule 14D-9, the Definitive Consent Revocation Statement and other public filings made by Maxwell Shoe Company with the SEC are available free of charge at the SEC's website at www.sec.gov. Maxwell Shoe Company also will provide a copy of these materials free of charge at its website at www.maxwellshoe.com.

          About Maxwell Shoe Company

        Maxwell Shoe Company Inc. designs, develops and markets casual and dress footwear for women and children. The Company's brands include AK ANNE KLEIN(R), DOCKERS(R) FOOTWEAR FOR WOMEN, J.G. HOOK, JOAN AND DAVID, CIRCA JOAN & DAVID, MOOTSIES TOOTSIES AND SAM & LIBBY.

          Forward-Looking Statements

        Statements made in this press release indicating Maxwell Shoe Company's, the Board of Directors' or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements. These statements are only predictions and may differ materially from actual future events or results. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause Maxwell Shoe Company's actual results to differ materially from those projected in such forward-looking statements. Such risks, assumptions and uncertainties include, but are not limited to: changing consumer preference; inability to successfully design, develop or market its footwear brands; the inability to successfully re-introduce the Joan & David brand into the market; competition from other footwear manufacturers or retailers; loss of key employees; general economic conditions and adverse factors impacting the retail footwear industry; the inability by Maxwell Shoe Company to source its products due to political or economic factors; potential disruption in supply chain or customer purchasing habits due to health concerns relating to severe acute respiratory syndrome or other related illnesses; and the imposition of trade or duty restrictions or work stoppages of transportation or other workers who handle or manufacture Maxwell Shoe Company's goods. Additional risks, assumptions and uncertainties associated with Jones's pending tender offer include: the risk that Maxwell Shoe Company's customers may delay or refrain from purchasing Maxwell Shoe Company products due to uncertainties about Maxwell Shoe Company's future; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security with Maxwell Shoe Company; the risk that stockholder litigation commenced in connection with Jones's offer might result in significant costs of defense, indemnification and liability; the risk that the Board of Directors' analysis and the basis of their recommendation to the stockholders ultimately may prove to be inaccurate; and other risks discussed in documents filed by Maxwell Shoe Company with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. Maxwell Shoe Company is under no obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

        Company Contact:                 Richard J. Bakos
                                         Chief Financial Officer
                                         Maxwell Shoe Company
                                         (617) 333-4007
        Investors:                       Lex Flesher
                                         MacKenzie Partners, Inc.
                                         (212) 929-5397
                                         Allison Malkin
                                         Integrated Corporate Relations
                                         (203) 222-9013
        Media:                           Dan Katcher/Barrett Godsey
                                         Joele Frank, Wilkinson Brimmer Katcher
                                         (212) 355-4449

     On May 26, 2004, Jones issued the following press release in connection with the increased Offer Price:

        FOR IMMEDIATE RELEASE
        JONES APPAREL GROUP, INC.

        Contacts:  Wesley R. Card, Chief Operating and Financial Officer
                   Anita Britt, Executive Vice President Finance
                   (215) 785-4000

             JONES APPAREL GROUP RAISES OFFER FOR MAXWELL SHOE COMPANY INC.
                                  TO $22.50 PER SHARE

        NEW YORK, NEW YORK -- May 26, 2004 -- Jones Apparel Group, Inc. ("Jones") (NYSE:JNY) today announced that MSC Acquisition Corp. ("MSC"), an indirect wholly owned subsidiary of Jones, has increased the price of its cash tender offer for all of the outstanding shares of Class A Common Stock, together with the associated preferred stock purchase rights, of Maxwell Shoe Company Inc. ("Maxwell") (Nasdaq: MAXS) to $22.50 per share in cash from $20.00 per share in cash.

        Peter Boneparth, Chief Executive Officer of Jones, stated, "We have significantly increased the price of our offer to bring our tender offer to a prompt resolution. Our revised offer is scheduled to expire on June 21, 2004, and we urge Maxwell stockholders to accept the offer while they have the opportunity to do so. We believe that the offer provides an outstanding opportunity for Maxwell's stockholders to maximize the value of their investment in Maxwell. It represents a premium of approximately 34% over the closing price for Maxwell shares on February 19, 2004, the day after we informed Maxwell of our initial proposal and a premium of approximately 2% over the closing price of Maxwell shares on February 25, 2004, the day we publicly announced our initial proposal. Based on the approximate $105 million of cash on the balance sheet Maxwell released last week, which equates to approximately $7.07 of cash per outstanding share of Maxwell stock, our offer price represents an even greater premium multiple to the earnings of Maxwell's operating business."

        Mr. Boneparth continued, "We believe we have been extremely responsive to Maxwell stockholders by increasing our offer price. Now it is time for Maxwell's Board to start listening to their stockholders as well. We urge Maxwell's Board to consider the best interests of their stockholders by meeting with us to finalize a merger agreement. If the Board persists in ignoring our offer and refuses to meet with us, then there is only one thing for Maxwell stockholders to do in order to maximize the value of their shares -- to send a clear and strong message to the Board by tendering their shares into our offer and supporting our consent solicitation to replace the Maxwell directors."

        Mr. Boneparth added, "Time is running out for Maxwell's stockholders. On June 21, Jones's tender offer will expire and we will abandon our proposed acquisition unless we have entered into a merger agreement with Maxwell or have received sufficient consents from Maxwell's stockholders to replace the Maxwell Board. If Maxwell's Board and management are unwilling to do the right thing for stockholders, then stockholders will need to step forward and make their views known by tendering their shares into the offer and delivering consents to replace the Maxwell directors with nominees who put stockholder value and interests first."

        The revised tender offer for all outstanding shares of Maxwell is scheduled to expire on Monday, June 21, 2004 at 5:00 p.m. New York City time. The deadline for submitting consents pursuant to the consent solicitation is June 20, 2004.

        Jones will host a conference call with management today at 8:30 a.m. New York City time, which is accessible by dialing 412-858-4600 or through a web cast at www.jny.com. A replay of the conference call is available through June 3 by dialing 877-344-7529, enter account number 051 and conference number 346314.

        Jones Apparel Group, Inc. (www.jny.com), a Fortune 500 Company, is a leading designer and marketer of branded apparel, footwear and accessories. The Company's nationally recognized brands include Jones New York, Polo Jeans Company licensed from Polo Ralph Lauren Corporation, Evan-Picone, Norton McNaughton, Gloria Vanderbilt, Erika, l.e.i., Energie, Nine West, Easy Spirit, Enzo Angiolini, Bandolino, Napier, Judith Jack, Kasper, Anne Klein, Albert Nipon and LeSuit. The Company also markets costume jewelry under the Tommy Hilfiger brand licensed from Tommy Hilfiger Corporation and the Givenchy brand licensed from Givenchy Corporation, and footwear and accessories under the ESPRIT brand licensed from Esprit Europe, B.V. With over 30 years of service, the Company has built a reputation for excellence in product quality and value and in operational execution.

                                 IMPORTANT INFORMATION

        Investors and security holders are urged to read the disclosure documents filed with the Securities and Exchange Commission (the "SEC") from time to time, including the tender offer statement filed on March 23, 2004 and the supplement to the tender offer statement that will be filed later today, regarding the tender offer by MSC for all the outstanding shares of Class A Common Stock, together with the associated preferred stock purchase rights, of Maxwell. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Jones or MSC with the SEC at the SEC's website at www.sec.gov. In addition, documents filed with the SEC by Jones or MSC may be obtained free of charge from Jones by directing a request to Jones Apparel Group, Inc., 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007, Attention: Chief Operating and Financial Officer.

        Jones filed a definitive consent solicitation statement on April 21, 2004 with the SEC. Investors and security holders may obtain a free copy of the definitive consent solicitation statement and other documents filed by Jones or MSC with the SEC at the SEC's website at www.sec.gov. In addition, documents filed with the SEC by Jones or MSC may be obtained free of charge from Jones by directing a request to Jones Apparel Group, Inc., 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007, Attention: Chief Operating and Financial Officer.

                     CERTAIN INFORMATION CONCERNING PARTICIPANTS

        Jones, MSC and, in each case, certain of its officers, directors and nominees for the directorships of Maxwell, among others, may be deemed to be participants in the solicitation of Maxwell's stockholders. The security holders of Maxwell may obtain information regarding the names, affiliations and interests of individuals who may be participants in the solicitation of Maxwell's stockholders in the definitive consent solicitation statement filed by Jones with the SEC on Schedule 14A on April 21, 2004.

4.  PURPOSE OF THE OFFER AND THE PROPOSED MERGER.

     The discussion set forth in "THE OFFER -- Section 11" of the Offer to Purchase is hereby amended and supplemented as follows:

     Consent Solicitation. Jones and Purchaser have commenced the Consent Solicitation to (1) remove each member of Maxwell's Board of Directors and any person (other than those elected by the Consent Solicitation) elected or appointed to Maxwell's Board of Directors by such directors to fill any vacancy on Maxwell's Board of Directors or any newly-created directorships, (2) elect the five Purchaser Nominees to Maxwell's Board of Directors and (3) repeal each provision of the Maxwell bylaws and amendments thereto, if any, adopted after March 30, 2004 and before the effectiveness of the proposals made pursuant to the Consent Solicitation.

     Preferred Stock Purchase Rights. According to Maxwell's Schedule 14D-9 filed with the SEC on March 29, 2004, Maxwell's Board of Directors voted on March 28, 2004 to defer the Distribution Date for the Rights as a result of the commencement of the Offer to that time immediately preceding consummation of any transaction or series of related transactions in which a person becomes, or will likely become (as determined by Maxwell's Board of Directors), a 15% Stockholder. Until the Distribution Date, the Rights may be transferred only in connection with the transfer of the Shares.

     On April 2, 2004, Maxwell disclosed that it had amended the Rights Agreement to provide, among other things, that, in certain cases, a person will not be deemed a 15% Stockholder if such person inadvertently acquires in excess of 14.9% of the Shares. The amendment to the Rights Agreement is included as
Exhibit 99.1 to Maxwell's Form 8-K filed with the SEC on April 2, 2004.

     Severance Arrangements and Changes to Employee Benefits. On March 29, 2004, Maxwell disclosed that, on March 25, 2004, Maxwell's Board of Directors adopted a management retention plan which covers approximately 32 management employees and officers of Maxwell. The management retention plan is included as Exhibit (e)(5) to Maxwell's Schedule 14D-9 filed with the SEC on March 29, 2004.

     Also on March 29, 2004, Maxwell disclosed that, on March 25, 2004, it had amended the employment agreements of Mark. J. Cocozza, Maxwell's Chairman of the Board and Chief Executive Officer, and James J. Tinagero, Maxwell's Chief Operating Officer, Executive Vice President and Secretary. The amendments to Mr. Cocozza's and Mr. Tinagero's employment agreements are included as Exhibit
(e)(3) and Exhibit (e)(4), respectively, to Maxwell's Schedule 14D-9 filed with the SEC on March 29, 2004.

     The foregoing descriptions of the amendments to the Rights Agreement, the employment agreements and Maxwell's management retention plan are based solely on public filings made by Maxwell and are qualified in their entirety by reference to the filings referred to above.

5.  SOURCE AND AMOUNT OF FUNDS.

     The discussion set forth in "THE OFFER -- Section 12" of the Offer to Purchase is hereby amended and supplemented as follows:

     As a result of the increase in the Offer Price, Purchaser estimates that the total amount of funds now required to acquire, pursuant to the Offer, the number of Shares that are outstanding on a fully diluted basis and to pay related fees and expenses, including, without limitation, fees and expenses of professional advisors and printing and mailing costs, will be approximately $378.4 million. Purchaser currently expects to obtain the funds required to consummate the Offer through capital contributions or advances made by Jones. Jones currently expects to obtain such cash funds from either cash on hand and/or its existing credit facilities.

     THE OFFER IS NOT CONDITIONED ON EITHER JONES OR PURCHASER OBTAINING FINANCING.

6.  CERTAIN CONDITIONS TO THE OFFER.

     The discussion set forth in "THE OFFER -- Section 14" of the Offer to Purchase is hereby amended and supplemented as follows:

     On April 6, 2004, Jones was advised by the FTC that early termination had been granted for the waiting period under the HSR Act with respect to the Offer and the Proposed Merger. Accordingly, the HSR Condition has been satisfied.

     With the exception of the HSR Condition, the Offer remains subject to all the conditions contained in the Offer to Purchase, as amended by this Supplement. Except as expressly set forth in this Supplement, Jones and Purchaser have not to the date of this Supplement waived, amended or deemed satisfied any of the conditions to the Offer. See the "INTRODUCTION", "THE OFFER -- Section 11" and "THE OFFER -- Section 14" of the Offer to Purchase.

7.  CERTAIN LEGAL MATTERS SINCE MARCH 23, 2004.

     The discussion set forth in "THE OFFER -- Section 15" of the Offer to Purchase is hereby amended and supplemented as follows:

     Antitrust. On April 6, 2004, Jones was advised by the FTC that early termination had been granted for the waiting period under the HSR, Act with respect to the Offer and the Proposed Merger.

     Litigation. On March 23, 2004 Peshi & Associates, which purports to be a stockholder of Maxwell, filed a putative class action suit in the Court of Chancery of the State of Delaware against Maxwell and several of its officers and directors alleging that the defendants breached their fiduciary duties in connection with Maxwell's response to the Offer. Peshi & Associates is seeking injunctive and declaratory relief and an accounting.

     On March 25, 2004, Maxwell's Board of Directors announced that it had "set a record date of March 25, 2004 in connection with Jones Apparel Group, Inc.'s consent solicitation." On March 26, 2004, Purchaser wrote to Maxwell demanding the right to inspect certain books and records relating, among other things, to Maxwell's setting of the March 25, 2004 record date. By letter dated March 28, 2004, Maxwell refused to permit such inspection. As a result, on March 30, 2004, Purchaser filed a Complaint in the Court of Chancery of the State of Delaware to compel Maxwell to make those books and records available for inspection, pursuant to Section 220 of the DGCL. A copy of that complaint is filed as Exhibit (a)(5)(A) to Jones's and Purchaser's Schedule TO Amendment No. 1 filed with the SEC on April 1, 2004.

     On March 31, 2004, Jones and Purchaser filed a separate Complaint in the Court of Chancery of the State of Delaware challenging Maxwell's attempt improperly to set March 25, 2004 as the record date for the Consent Solicitation. The lawsuit claimed that Maxwell's setting of a purported record date for a solicitation that had not yet commenced constituted a violation of Maxwell's Amended and Restated Certificate of Incorporation and a breach of Maxwell's directors' fiduciary duties to Maxwell and its stockholders under Delaware law. A copy of that complaint is filed as Exhibit (a)(5)(C) to Jones's and Purchaser's Schedule TO Amendment No. 1 filed with the SEC on April 1, 2004.

     On April 1, 2004, Maxwell filed a lawsuit in the United States District Court for the District of Massachusetts against Jones and Purchaser alleging that Jones and Purchaser made materially false and misleading statements and omissions in violation of the federal securities laws in connection with the Offer and their possible solicitation of consents from Maxwell stockholders. Subsequently, Maxwell filed a motion for preliminary injunction. Jones and Purchaser believe that the claims and allegations asserted in the lawsuit are without merit and intend vigorously to defend against the lawsuit.

     On April 20, 2004, Jones and Purchaser voluntarily dismissed without prejudice certain claims from their March 31, 2004 complaint filed in the Court of Chancery of the State of Delaware, including the claims seeking a declaratory judgment from the Court that Maxwell's directors had breached their fiduciary duties in setting the March 25, 2004 record date for the Consent Solicitation. A copy of the Stipulation Regarding Dismissal of Claims is filed as Exhibit (a)(5)(F) to Jones's and Purchaser's Schedule TO Amendment No. 7 filed with the SEC on April 21, 2004.

     Jones and Purchaser, however, have not dismissed their claim that the setting of the March 25, 2004 record date by Maxwell violated Maxwell's Amended and Restated Certificate of Incorporation. Maxwell filed a motion to dismiss this claim on April 21, 2004. Jones and Purchaser filed a motion for summary judgment on their claim on April 29, 2004. On May 14, 2004, the Court of Chancery of the State of Delaware heard oral arguments on these motions. A decision on these motions is pending.

     Purchaser also dismissed without prejudice its March 30, 2004 claim filed in the Court of Chancery of the State of Delaware to compel Maxwell to make certain books and records related to setting the record date of March 25, 2004 for the Consent Solicitation available to Purchaser pursuant to Section 220 of the DGCL. Because Maxwell stated to the Court that no signed written consent had been delivered to Maxwell, Purchaser no longer required inspection of such books and records related to the March 25, 2004 record date. A copy of the Stipulation of Dismissal is filed as Exhibit (a)(5)(G) to Jones's and Purchaser's Schedule TO Amendment No. 7 filed with the SEC on April 21, 2004.

     In response to Maxwell's lawsuit in the United States District Court for the District of Massachusetts against Jones and Purchaser, on April 30, 2004, Jones and Purchaser filed a Motion to Dismiss and for Partial Summary Judgment, which is filed as Exhibit (a)(5)(H) to Jones's and Purchaser's Schedule TO Amendment No. 8 filed with the SEC on May 4, 2004. Jones's and Purchaser's Memorandum in Support of their Motion to Dismiss and for Partial Summary Judgment is filed as Exhibit (a)(5)(I) to Jones's and Purchaser's Schedule TO Amendment No. 8 filed with the SEC on May 4, 2004.

     The foregoing descriptions of the lawsuits filed in the Court of Chancery of the State of Delaware and the District Court for the District of Massachusetts are qualified in their entirety by reference to the filings referred to above.

8.  MISCELLANEOUS.

     Jones and Purchaser have filed with the SEC amendments to the Tender Offer Statement on Schedule TO furnishing additional information with respect to the Offer, and may file further amendments thereto. The Schedule TO and any and all amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the SEC in the same manner as described in "THE OFFER -- Section 8" of the Offer to Purchase with respect to information concerning Maxwell.

     Except as modified by this Supplement and any amendments to the Schedule TO, the terms and conditions set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase and the revised (grey) Letter of Transmittal.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF JONES OR PURCHASER NOT CONTAINED HEREIN, IN THE OFFER TO PURCHASE OR IN THE REVISED LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                  CERTAIN INFORMATION CONCERNING PARTICIPANTS

     Jones, Purchaser and, in each case, certain of its officers, directors and nominees for directorships of Maxwell, among others, may be deemed to be participants in the solicitation of Maxwell's stockholders. The security holders of Maxwell may obtain information regarding the names, affiliations and interests of individuals who may be participants in the solicitation of Maxwell's stockholders in the definitive consent solicitation statement filed by Jones with the SEC on Schedule 14A on April 21, 2004.

MSC Acquisition Corp.

May 26, 2004

     Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and Rights and any other required documents should be sent or delivered by each stockholder of Maxwell or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:

                              THE BANK OF NEW YORK

                  By Mail:                            By Hand or Overnight Delivery:
        Tender & Exchange Department                   Tender & Exchange Department
               P.O. Box 11248                               101 Barclay Street
            Church Street Station                       Receive and Delivery Window
        New York, New York 10286-1248                    New York, New York 10286

                           By Facsimile Transmission:

                        (For Eligible Institutions Only)
                                 (212) 815-6433

              Confirmation Receipt of Facsimile by Telephone Only:

                                 (212) 815-6212

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of the Offer to Purchase, this Supplement, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent, and will be furnished promptly at Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                (INNISFREE LOGO)

                         501 Madison Avenue, 20th Floor
                            New York, New York 10022

                        Banks and Brokers Call Collect:
                                 (212) 750-5833
                       All Others Please Call Toll-free:
                                 (888) 750-5834

                      The Dealer Manager for the Offer is:

                            BEAR STEARNS & CO. INC.
                               383 Madison Avenue
                            New York, New York 10179
                                 (888) 235-2327
                                       or
                                 (212) 272-2000